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                                  SCHEDULE 13G

                                 (RULE 13D-102)

           Information to be Included in Statements Filed Pursuant to
            Rule 13d-1(b), (c), and (d) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(b)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934

                                 MICROBEST, INC.
                                 ---------------
                                (Name of Issuer)

                        COMMON STOCK, STATED VALUE $0.001
                        ---------------------------------
                         (Title of Class of Securities)

                                    59500X108
                                    ---------
                                 (CUSIP Number)

                                  JUNE 3, 2002
    (THIS DOCUMENT WILL BE AMENDED TO REFLECT PRIOR REPORTABLE ACQUISITIONS)
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    [ ]Rule 13d-1(b)
                    [X] Rule 13d-1(c)
                    [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.         59500X108                                   PAGE 1 OF 5 PAGES


         (1)      NAMES OF REPORTING PERSONS:

                  David H. Siegel ("Siegel"), and Income Partnership of America ("IPA")

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (See Instructions)
                   (a) 0               (b) 0                    Not applicable

         (3)      SEC USE ONLY

         (4)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Siegel- U.S
                  IPA-Bahamian Partnership

NUMBER OF                                   (5) SOLE VOTING POWER:
SHARES                                          Siegel-1,341,760
BENEFICIALLY                                (6) SHARED VOTING POWER:
OWNED BY                                        Siegel - 2,304, 051
EACH                                            IPA -    1,616,333
REPORTING                                   (7) SOLE DISPOSITIVE POWER
PERSON                                          Siegel--1,341,760
                                            (8) SHARED DISPOSITIVE POWER
                                                Siegel - 2,304, 051
                                                IPA -    1,616,333

         (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  Siegel--3,645,811

                  IPA--1,616,333



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CUSIP NO.         59500X108                                   PAGE 2 OF 5 PAGES


         (10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable

         (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  Nine (9%) as of the date of this filing for Siegel Four (4%) as of the date of this filing for IPA

         (12)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN and PN

ITEM 1(a). ISSUER.

         This statement relates to Microbest, Inc., a Minnesota Corporation (the issuer), registered to do business in Florida.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         The Issuer's Principal executive office is located at 751 Park of Commerce Drive, Suite 122, Boca Raton, FL 33487

ITEM 2(a). FILER; CLASS OF SECURITIES .

         This statement is filed by:

                   i. David H. Siegel with respect to the shares of Common Stock as defined in Item 2(d) below, and

                   ii. Income Partnership of America with respect to the shares of Common Stock as defined in Item 2(d) below.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The address of the business office of each of the Reporting Persons is

         Siegel:  3055 Harbor Drive
                  Suite 1603
                  Fort Lauderdale, Florida 33316

         Income Partnership of America:              Charlotte House
                                                     Charlotte Street
                                                     P.O. Box N4825
                                                     Nassau, Bahamas



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CUSIP NO.         59500X108                                   PAGE 3 OF 5 PAGES


ITEM 2(c). CITIZENSHIP:

         Siegel-U.S.
         Income Partnership of America-- Bahamas

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

         This statement relates to the shares of common stock, $0.001 stated value, of the issuer

ITEM 2(e). CUSIP NUMBER:

         CUSIP 59500X108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under Section 15 of the Act,
         (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
         (d) [ ] Investment Company registered under Section 8 of the
                 Investment Company Act of 1940,
         (e) [ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
         (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
         (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
         (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
         (i) Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check the box. [X]

ITEM 4. OWNERSHIP.

         A.       DAVID SIEGEL

                  (a)      Amount beneficially owned: 3,645,811
                  (b)      Percent of Class: 9%
                  (c)      Number of shares as to which the reporting person
                           has:
                           (i)      Sole power to vote or direct the vote:
                                    1,341,760
                           (ii) Shared power to vote or to direct the vote:2,304,051
                           (iii) Sole power to dispose or to direct the disposition of:1,341,760
                           (iv) Shared power to dispose or to direct the disposition of: 2,304,051



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CUSIP NO.         59500X108                                   PAGE 4 OF 5 PAGES



         B.       INCOME PARTNERSHIP OF AMERICA
                  (a)      Amount beneficially owned: 1,616,333
                  (b)      Percent of Class: 4%
                  (c)      Number of shares as to which the reporting person
                           has:
                           (i)      Sole power to vote or direct the vote: -0-
                           (ii)     Shared power to vote or to direct the vote:
                                    1,616,333
                           (iii) Sole power to dispose or to direct the disposition of: -0-
                           (iv) Shared power to dispose or to direct the disposition of: 1,616,333


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. [X]

         Income Partnership of America beneficial ownership has declined to approximately 4% due to the increase in the issued and outstanding common shares of the Issuer.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         David H. Siegel is the president of Income Partnership of America and Lincoln Group Corporation of Boca Raton, Inc.,( a non-reporting company), and has the power to direct the receipt of dividends from or the proceeds of the sale of shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY, WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.


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CUSIP NO.         59500X108                                   PAGE 5 OF 5 PAGES




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2002

Income Partnership of America

By:

/s/ D. H. SIEGEL
----------------------------------
D. H. Siegel, Vice President


/s/ DAVID H. SIEGEL
---------------------------------
David H. Siegel, individually